09 May 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America



Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by Directors (dated 04 May 2007); and

2. Unitrans Limited / Steinhoff International Holdings Limited - Disposal by Unitrans of its entire business as a going concern to a subsidiary of Steinhoff (dated07 May 2007).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.

SHF - Steinhoff - Dealing In Securities by a Direc 4 May 2007

SHF
SHF
SHF - Steinhoff - Dealing In Securities by a Director
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share Code: SHF ISIN: ZAE000016176
("Steinhoff")
DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME OF DIRECTOR	:	A KRUGER-STEINHOFF
STATUS(Executive/Non-Executive)	:	Alternate Director: non-executive
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	26 April 2007
CENTS PER SHARE	:	2493,5
NUMBER OF SECURITIES TRANSACTED	:	103 000
TOTAL RAND VALUE OF SECURITIES	:	R2 568 305.00
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	19 April 2007

4 May 2007
SPONSOR: PSG Capital Limited
Date: 04/05/2007 10:17:50 Produced by the JSE SENS Department.

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UTR/SHF - Unitrans/Steinhoff - Disposal by Unitran **7 May 2007**

SHF UTR
SHF UTR
UTR/SHF - Unitrans/Steinhoff - Disposal by Unitrans of its entire business as a going concern to a subsidiary of Steinhoff
UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR & ISIN: ZAE000007670
("Unitrans" or "the company")
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")
Disposal By Unitrans Of Its Entire Business As A Going Concern To A Subsidiary Of Steinhoff
Shareholders are referred to the circular to Unitrans shareholders dated 22 March 2007 and the joint announcement dated 23 March 2007 wherein details of the disposal by Unitrans of its entire business as a going concern to a subsidiary of Steinhoff ("the disposal") and ancillary transactions were set out.
Unitrans shareholders holding 30 447 478 ordinary shares in Unitrans accepted the initial share exchange offer in terms of which Unitrans shareholders could dispose of their Unitrans shares to Steinhoff in exchange for Steinhoff shares, in the ratio of 2 Steinhoff shares for each Unitrans share held on Friday, 4 May 2007 ("the initial share exchange offer").
As a consequence, the JSE has approved the listing of an additional 60 894 956 ordinary shares in the share capital of Steinhoff with effect from the commencement of trade on Monday, 7 May 2007.
Further details relating to the ultimate share exchange, the termination of Unitrans` listing and the winding-up of Unitrans will be released in due course.
Johannesburg
7 May 2007
Corporate adviser and sponsor
PSG Capital
Date: 07/05/2007 11:14:01 Produced by the JSE SENS Department.

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Steinhoff
International Holdings Ltd

16 March 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Steinhoff International Holdings Limited – interim results (dated 07 March 2007); and

2. Steinhoff international Holdings Limited / JD Group – joint cautionary announcement (dated 08 March 2007).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.
Directors: B.E. Steinhoff* (chairman), M.J. Jooste (chief executive officer), D.E. Ackerman', C.E. Daun*', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (financial director), F.A. Sonn', N.W. Steinhoff*', I.M. Topping', D.M. van der Merwe, J.H.N. van der Merwe (chief financial officer), ('non-executive, 'British, *German).
Alternate Directors: J.N.S. du Plessis, H.J.K. Ferreira, S.J. Grobler

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

SHF SHFF
SHF
SHF - Steinhoff International Holdings Limited - Interim Results For The Six Months Ended 31 December 2006 and dividend declaration
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2006
INTEGRATED BUSINESS MODEL DELIVERS GROWTH AND RELATED SUPPLY CHAIN EFFICIENCIES
STEINHOFF HIGHLIGHTS
- Cash flow from operations increase 174%
- Growth in headline earnings attributable to ordinary shareholders 33%
- Headline earnings per ordinary share increased by 32%
- Homestyle, and Unitrans becoming wholly owned subsidiaries

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Six months ended 31 Dec 2006 Unaudited R`000	Restated six months ended 31 Dec 2005 Unaudited R`000	% change	Year ended 30 June 2006 Audited R`000
Revenue		19 169 156	17 101 061	12	32 238 322
Operating profit before depreciation and capital items		1 988 165	1 525 484	30	3 384 086
Depreciation		(367 776)	(332 517)		(637 541)
Operating profit before capital items		1 620 389	1 192 967	36	2 746 545
Capital items	1	(6 719)	(10 875)		(88 356)
Earnings before interest, associated earnings and taxation		1 613 670	1 182 092	37	2 658 189
Net finance charges		(235 786)	(126 644)		(291 425)
Dividend income		10 815	7 560		17 382
Earnings before associated earnings and taxation		1 388 699	1 063 008	31	2 384 146
Share of profits of associates		47 923	20 407		61 083
Profit before tax		1 436 622	1 083 415	33	2 445 229
Taxation		(226 287)	(164 881)		(427 712)
Profit for the		1 210 335	918 534	32	2 017 517

period					
Attributable to:					
Equity holders of the parent		1 176 072	880 217	34	1 953 376
Minority interest		34 263	38 317		64 141
Profit for the period		1 210 335	918 534	32	2 017 517
ADDITIONAL INFORMATION					
Number of shares in issue (`000)		1 139 826	1 134 394		1 141 442
Weighted average number of shares in issue (`000)		1 141 224	1 132 260	1	1 133 345
Earnings attributable to ordinary shareholders (R`000)	2	1 130 446	845 083	34	1 880 694
Headline earnings attributable to ordinary shareholders (R`000)	3, 4	1 135 834	856 144	33	1 959 352
Basic earnings per ordinary share (cents)		99	75	32	166
Headline earnings per ordinary share (cents)		100	76	32	173
Diluted earnings per ordinary share (cents)		97	73	33	164
Diluted headline earnings per ordinary share (cents)		98	74	32	171
Average currency translation rate (rand:euro)		9,2834	7,8714	18	7,8196

Note 1: Capital items

Closure costs	(922)	(18 302)	(54 095)
Profit on disposal of business	482	1 907	
Goodwill adjustment	(3 973)		
(Loss)/profit on disposal of property, plant and equipment	(1 824)	6 945	(8 475)
Impairments			(27 693)
	(6 719)	(10 875)	(88 356)

Note 2: Earnings attributable to ordinary shareholders

Earnings attributable to equity holders	1 176 072	880 217	1 953 376
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(45 626)	(35 134)	(72 682)
	1 130 446	845 083	1 880 694

Note 3: Headline earnings calculation

Earnings attributable to equity holders	1 176 072	880 217	1 953 376
Adjustment for:			
Capital items	6 719	10 875	88 357
Taxation effects on capital items			(5 614)
Share of minorities on capital items			(4 084)
(Profit)/loss on income disposal of property, plant and equipment included in share of associate	(1 331)	186	
Headline earnings for the period	1 181 460	891 278	2 032 035

Note 4: Headline earnings attributable to ordinary shareholders

Headline earnings attributable to equity holders	1 181 460	891 278	2 032 035
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(45 626)	(35 134)	(72 682)
	1 135 834	856 144	1 959 353

CONDENSED CONSOLIDATED BALANCE SHEET

	31 Dec 2006 Unaudited R`000	Restated 31 Dec 2005 Unaudited R`000	30 June 2006 Audited R`000
Assets			
Non-current assets			
Property, plant and equipment, biological and intangible assets	14 674 415	8 880 604	13 358 558
Investments and loans	3 740 726	2 239 489	3 315 157
Deferred tax assets	549 599	435 320	529 741
	18 964 740	11 555 413	17 203 456
Current assets			
Accounts receivable, short-term loans and other current assets	7 058 992	6 889 231	6 261 127
Inventories	3 518 107	2 858 473	3 290 566
Cash and cash equivalents	3 543 649	4 009 989	4 842 330
	14 120 748	13 757 693	14 394 023
Total assets	33 085 488	25 313 106	31 597 479
Equity and liabilities			
Capital and reserves			
Ordinary share capital and reserves	11 607 455	8 348 186	10 872 655
Preference share capital	1 041 552	926 061	1 022 122
	12 649 007	9 274 247	11 894 777
Minority interest	820 625	812 049	814 998
Total equity	13 469 632	10 086 296	12 709 775
Non-current liabilities			

Deferred tax liabilities	1 340 911	914 120	1 284 184
Long-term liabilities and provisions	8 475 823	7 122 486	8 672 889
Long-term licence fee liability	64 518	120 655	88 655
	9 881 252	8 157 261	10 045 728
Current liabilities			
Net interest-bearing liabilities	3 604 324	1 142 347	2 241 465
Accounts payable and provisions	6 130 280	5 927 202	6 600 511

9 734 604   7 069 549   8 841 976

Total equity and liabilities	33 085 488	25 313 106	31 597 479
Net asset value per share (cents)	1 018	736	953
Gearing ratio (net)	46%	44%	30%
Closing exchange rate - rand:euro	9,2226	7,4670	9,1600

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Restated   Restated

2006   2005

	Six months ended 31 Dec 2006 Unaudited R`000	six months ended 31 Dec Unaudited R`000	year ended 30 June Audited R`000
Operating profit before working capital changes	1 960 740	1 497 535	3 350 469
Net changes in working capital	(1 274 257)	(1 247 393)	(45 015)
Cash generated from operations	686 483	250 142	3 305 454
Net finance costs	(235 789)	(126 885)	(291 425)
Dividends paid	(40 706)	(624)	(44 764)
Dividends received	22 124	7 560	26 785
Taxation	(199 198)	(119 338)	(339 600)
Net cash inflow from operating activities	232 914	10 855	2 656 449
Net cash outflow from investing activities	(2 099 607)	(1 925 121)	(5 977 659)
Net cash inflow from financing activities	2 297 004	3 034 762	3 008 259
Net increase/(decrease) in cash and cash equivalents	430 311	1 120 496	(312 951)
Effects of exchange rate changes on cash and cash equivalents	(9 746)	(35 195)	352 913
Cash and cash equivalents - beginning of period	4 997 855	4 917 297	4 957 892
Cash and cash equivalents - end of period	5 418 420	6 002 598	4 997 855
Cash and cash equivalents can be reconciled to the balance sheet as follows:			
Cash and cash equivalents above	5 418 420	6 002 598	4 997 855
Overdrafts included in	1 874 771	1 992 609	155 525

Deferred tax liabilities	1 340 911	914 120	1 284 184
Long-term liabilities and provisions	8 475 823	7 122 486	8 672 889
Long-term licence fee liability	64 518	120 655	88 655
	9 881 252	8 157 261	10 045 728
Current liabilities			
Net interest-bearing liabilities	3 604 324	1 142 347	2 241 465
Accounts payable and provisions	6 130 280	5 927 202	6 600 511
9 734 604 7 069 549 8 841 976			
Total equity and liabilities	33 085 488	25 313 106	31 597 479
Net asset value per share (cents)	1 018	736	953
Gearing ratio (net)	46%	44%	30%
Closing exchange rate - rand:euro	9,2226	7,4670	9,1600

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Restated Restated

2006 2005	Six months ended 31 Dec 2006 Unaudited R`000	six months ended 31 Dec Unaudited R`000	year ended 30 June Audited R`000
Operating profit before working capital changes	1 960 740	1 497 535	3 350 469
Net changes in working capital	(1 274 257)	(1 247 393)	(45 015)
Cash generated from operations	686 483	250 142	3 305 454
Net finance costs	(235 789)	(126 885)	(291 425)
Dividends paid	(40 706)	(624)	(44 764)
Dividends received	22 124	7 560	26 785
Taxation	(199 198)	(119 338)	(339 600)
Net cash inflow from operating activities	232 914	10 855	2 656 449
Net cash outflow from investing activities	(2 099 607)	(1 925 121)	(5 977 659)
Net cash inflow from financing activities	2 297 004	3 034 762	3 008 259
Net increase/(decrease) in cash and cash equivalents	430 311	1 120 496	(312 951)
Effects of exchange rate changes on cash and cash equivalents	(9 746)	(35 195)	352 913
Cash and cash equivalents - beginning of period	4 997 855	4 917 297	4 957 892
Cash and cash equivalents - end of period	5 418 420	6 002 598	4 997 855
Cash and cash equivalents can be reconciled to the balance sheet as follows:			
Cash and cash equivalents above	5 418 420	6 002 598	4 997 855
Overdrafts included in	1 874 771	1 992 609	155 525

financing activities

Cash and cash equivalents per balance sheet	3 543 649	4 009 989	4 842 330

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

Restated

	Six months ended 31 Dec 2006	six months ended 31 Dec 2005	Year ended 30 June 2006
	Unaudited	Unaudited	Audited
	R`000	R`000	R`000
Actuarial gains recognised in equity			42 155
Exchange differences on consolidation of foreign subsidiaries	128 010	(375 691)	658 922
Cash flow hedges recognised in equity	(14 830)		37 927
Net income/(loss) recognised directly in equity	113 180	(375 691)	739 004
Profit for the period	1 210 335	918 534	2 017 517
Total recognised income and expense for the period	1 323 515	542 843	2 756 521
Attributable to:			
Equity holders of the parent	1 289 252	505 877	2 682 665
Minority interest	34 263	36 966	73 856
	1 323 515	542 843	2 756 521

CONDENSED SEGMENTAL ANALYSIS IN RAND `000

six months ended 31 December 2006	Revenue	%	Segment result*	%
Manufacturing	5 838 976	30	903 796	55
Wholesale, distribution and retail	13 330 180	70	728 922	45
Total	19 169 156	100	1 632 718	100

six months ended 31 December 2005	Revenue	%	Segment result*	%
Manufacturing	5 467 154	32	672 146	57
Wholesale, distribution and retail	11 633 907	68	503 097	43
Total	17 101 061	100	1 175 243	100

CONDENSED GEOGRAPHICAL ANALYSIS IN RAND `000

six months ended 31 December 2006	Revenue	%	Segment result*	%
Southern Africa	10 785 875	56	665 630	41
European Community	6 990 706	36	869 612	53
Pacific Rim	1 392 575	8	97 476	6
Total	19 169 156	100	1 632 718	100

six months ended 31 December 2005	Revenue	%	Segment result*	%
Southern Africa	9 410 632	55	503 196	43
European Community	6 380 636	37	555 531	47
Pacific Rim	1 309 793	8	116 516	10
Total	17 101 061	100	1 175 243	100

CONDENSED SEGMENTAL ANALYSIS IN EURO `000

six months ended 31 December 2006	Revenue	%	Segment result*	%
Manufacturing	628 970	30	97 356	55
Wholesale, distribution and retail	1 435 916	70	78 519	45
Total	2 064 886	100	175 875	100

six months ended 31 December 2005	Revenue	%	Segment result*	%
Manufacturing	694 382	32	85 392	57
Wholesale, distribution and retail	1 478 175	68	63 913	43
Total	2 172 557	100	149 305	100

CONDENSED GEOGRAPHICAL ANALYSIS IN EURO `000

six months ended 31 December 2006	Revenue	%	Segment result*	%
Southern Africa	1 161 845	56	71 701	41
European Community	753 033	36	93 674	53
Pacific Rim	150 007	8	10 500	6
Total	2 064 885	100	175 875	100

six months ended 31 December 2005	Revenue	%	Segment result*	%
Southern Africa	1 195 547	55	63 927	43
European Community	810 610	37	70 576	47
Pacific Rim	166 399	8	14 802	10
Total	2 172 556	100	149 305	100

*Earnings before interest, taxation and capital items including share of associated companies` income and excluding minority interests.

Selected explanatory notes

BASIS OF PREPARATION

This condensed interim financial information for the half year ended 31 December 2006 has been prepared in accordance with IAS 34 - Interim Financial Reporting and the listing requirements of the JSE Limited (JSE). This condensed interim financial information should be read with the annual financial statements for the year ended 30 June 2006.

ACCOUNTING POLICY

The accounting policies adopted in the preparation of this condensed interim financial information are consistent with those of the annual financial statements for the year ended 30 June 2006.

EVENTS SUBSEQUENT TO PERIOD END

Subsequent to the balance sheet date:

With effect 19 February 2007 Steinhoff Europe has acquired the minority shareholdings in Homestyle Group plc (Homestyle) on the implementation of the scheme of arrangement approved by shareholders and the Court. The details of this transaction are available on the press releases section of www.homestylegroup.com. Also see commentary issued with these results.

The Group finalised the detailed terms and conditions of the disposal of its South African furniture manufacturing interests to an associate company, Amalgamated Appliance Holdings Limited (AMAP), subject to conditions precedent. The details of the proposed transaction will be communicated to AMAP shareholders by circular. Details of the transaction are available in the press release dated 5 March 2007.

The Group has reached agreement, subject to conditions precedent, in terms of which Unitrans Limited (Unitrans) will dispose of the Unitrans business as a going concern to Steinhoff resulting in the acquisition of the remaining interest of the minority shareholders in Unitrans. More detail on this transaction is available from the announcement dated 21 February 2007 on SENS and on www.unitrans.co.za.

Steinhoff Africa Holdings (Pty) Limited has entered into agreements to acquire the shares in and claims against certain operating companies of Geros Beteiligungsverwaltung GmbH (Geros), subject to conditions precedent. More details on this transaction are available on SENS and on

www.steinhoffinternational.com.

RESTATEMENT OF COMPARATIVE FIGURES

The Group reported under International Financial Reporting Standards (IFRS) for the first time for the year ended 30 June 2006. Following the issue of the interim results for the six months ended 31 December 2005 ongoing reviews of accounting policies and accounting impacts arising from the adoption of IFRS resulted in further adjustments to the initial IFRS transition entries, interim results and financial position of the Group reported at 31 December 2005.

In order to report the comparative results and the financial position for the six months ended
31 December 2005 on a consistent basis the following adjustments to previously reported interim results were effected:

RECONCILIATION OF EQUITY (R`000)

Equity previously reported	10 484 879
Retrospective application of previous South African Statements of Generally Accepted Accounting Practice (SA GAAP) accounting policy changes and restatements	(325 155)
Transactions giving rise to adjustments to revenue and cost of sales	(2 081)
Derecognition of minorities on consolidation of Black Economic Empowerment (BEE) entities	(323 074)
Adjustments upon the adoption of IFRS	(73 428)
Property, plant and equipment	(15 975)
Business combinations	(52 435)
Designation of previously recognised financial instruments	(6 508)
Share-based payment transactions	1 490
Equity after adjustments	10 086 296

Reconciliation of profit for the period

Profit for the period attributable to equity holders of the parent previously reported	875 071
Retrospective application of previous SA GAAP accounting policy changes and restatements:	
Derecognition of minorities on consolidation of BEE entities	5 146
Profit for the period attributable to equity holders of the parent as restated	880 217

The following restatements had no effect on profit and equity:

- Revenue for the six months ended 31 December 2005 has been reduced by R133,5 million to
conform with the requirements of SAICA Circular 9/2006 - Transactions giving rise to adjustments to Revenue/Purchases.
- Adjustments to provisional accounting for business combinations has resulted in an increase in provisions of R44 million, deferred tax assets of R12,8 million and goodwill of R31,2 million which have been retrospectively adjusted to the 31 December 2005 and 30 June 2006 balance sheets presented in accordance with IFRS 3 - Business combinations.
- Capital distribution to shareholders amounting to R367,1 million that was included in cash flows from operating activities in the 30 June 2006 cash flow statement, has now been reclassified to cash flows from financing activities.

COMMENTARY

REVIEW OF RESULTS

The Group achieved very satisfactory results for the six months under review. Notwithstanding continued challenging conditions experienced in most of the markets where it operates, these results underscore the integration strategy

of extended supply chain participation throughout a geographically spread business base. The Group`s manufacturing and sourcing operations continued to benefit from its major retail distribution base in the United Kingdom and Australasia, as well as the spread of products from low-end mass market to top-end branded products.

During the period under review, the retail markets in Continental Europe have shown real top-line growth for the first time in many years. This is evidenced by the general acceptance by the Group`s customers of price increases, without sacrificing orders, precipitated by cost pressures in respect of rising raw material input and logistics costs.

The results were also favourably impacted by the good performances of the Group`s investing arrangements with its retail alliance partners in the European Union, as well as earnings arising from its Treasury activities.

Notwithstanding the improved trading conditions in the German region, some of the Group`s competitors are still experiencing severe financial distress or have been liquidated. The consolidation trend continues and retailers are becoming increasingly selective to source only from reliable, financially strong suppliers with the appropriate supply chain capabilities, substance and after sale support. Judging from activity levels in terms of order book visibility, the increase in the value-added tax rate in Germany, effective January this year, did not have a material impact on the performance of the Group. The studio concepts positioned within our retail customers` stores in the Benelux region (Henders & Hazel) and the German region (Esprit) are showing continued growth and studio roll-outs are continuing apace.

In the United Kingdom, Homestyle experienced tough trading conditions in a market that still remains overtraded. Management changes have been implemented and a strategy of re-positioning Harveys from a mainly upholstered furniture retailer to a furniture specialist store, also offering cabinet and case goods has been embarked on. The Beds division of Homestyle achieved satisfactory results despite the loss of a number of concessions. However, the manufacturing and sourcing businesses in other regions substantially gained through increased intra-group supply into Homestyle, which, together with Steinhoff UK`s manufacturing division (which had good results), stand to benefit further from Homestyle becoming a wholly owned subsidiary of Steinhoff (refer Corporate activity).

Steinhoff Asia Pacific achieved a satisfactory result, mainly due to the successful roll-out of the redesigned Freedom concept stores and BayLeatherRepublic chain which continue to perform well. The BaySwiss chain was repositioned and rebranded as Freedom Cuisine. The rebranded Snooze concept (formerly Capt `n Snooze) continued its sound performance. However, these rebranding initiatives required substantial management time, effort and costs, the real benefits of which are yet to be realised.

The Steinhoff International Sourcing division performed exceptionally well and nearly tripled its contribution, compared to the corresponding period last year. This division now provides sourcing services to all Steinhoff`s worldwide operations at service levels and on terms that are substantially beneficial to the Group.

The Southern African operations performed well. The furniture manufacturing interests of Steinhoff Africa, especially the Bedding division, achieved good results while the Raw Materials division benefited from the restructuring of the previous financial year. The Timber interests under PG Bison experienced a tougher trading environment, principally due to particle board capacity constraints, accompanied by the weaker rand which inhibited the Group`s ability to supplement shortages through imports. Raw material price increases, notably timber and resin, adversely impacted on margins.

Unitrans increased its headline earnings by 24% and is benefiting from new business initiatives and positive economic conditions.

The average exchange rate used for converting euro income and expenditure to rand was R9,2834 : 1 euro compared to R7,8714 : 1 euro in respect of the

corresponding six months of the previous financial year.
PERFORMANCE
Revenues increased by 12% from R17 101 million to R19 169 million.
The Group generated 44% (2005: 45%) of its revenues in currencies other than South African rand, principally euro, pound sterling and Australian dollar. The actual foreign revenue achieved, declined by 8% from euro 977 million to euro 903 million, as a result of increased intra-group activities in line with the integration strategy.
Headline earnings attributable to ordinary shareholders grew by 33% from R856 million during the six months ended 31 December 2005 to R1 136 million. Headline earnings per ordinary share increased by 32% to 100 cents (2005: 76 cents) with basic earnings per ordinary share increasing 32% to 99 cents (2005: 75 cents).
The weighted average number of ordinary shares in issue increased by 1% during the period to 1 141,2 million (2005: 1 132,3 million).
Ordinary shareholders` funds at 31 December 2006 amounted to R11 607 million (30 June 2006: R10 873) million. The annualised return on average ordinary shareholders` funds was stable at 20,2%. The net asset value per ordinary share increased to 1 018 cents from
953 cents per share as at 30 June 2006. This increase is stated after the payment, in November 2006, of a 37,5 cents cash distribution per share from share premium account (R430 million). Effective 19 February 2007, Steinhoff acquired the entire issued shares of Homestyle for a consideration of GBP 3 million in cash and the issue of 73,7 million Steinhoff shares at 2 250 cents per share. This transaction, together with the minority transaction in respect of Unitrans announced on 21 February 2007, will, upon implementation, result in the addition of approximately R3 314 million to the Group`s permanent capital base.
Cash flow from operations was R686 million (2005: R250 million). Cash generation is calculated after taking account of a net increase in working capital of R1 274 million. This is consistent with the end of calendar year trading cycle and is in line with the previous period`s comparative amount of R1 247 million, notwithstanding the increased activity levels.
Average operating margin improved to 8,5% (2005 : 7,0%). The Group continues to benefit from enhanced efficiencies throughout the supply chain, capacity utilisation as a result of improved economies of scale and the favourable terms of supply of finished products for resale.
Net finance charges for the period increased to R236 million (2005: R127 million) in accordance with the expanded operations. A significant portion of this increase is attributable to the conversion of the Group`s euro finance charges to South African rand at a higher rand: euro translation rate. Finance charges included the higher net finance charges of Homestyle, Steinhoff Asia Pacific and to a lesser degree, Unitrans.
At 31 December 2006, Steinhoff had net interest-bearing debt of R5 863 million (31 Dec 2005: R4 042 million) resulting in a debt : equity ratio of 46% (31 December 2005: 44%), still well within the Group`s self-imposed covenants.
The Group`s taxation charge increased to R226 million (2005: R165 million), translating to an average tax rate of 15,8% (2005: 15,5%) which is in line with management`s expectations.
The higher absolute tax charge was attributable to the higher levels of taxable income in certain jurisdictions as well as the conversion of the Group`s foreign taxes to South African rand at a higher rand:euro translation rate.
The wholesale, distribution and retail business segment which comprised 70% (2005: 68%) of Steinhoff`s group revenues, enhances the flexibility and product offering and facilitates participation through additional added value segments of the supply chain. It remains a strategic objective to further grow the retail activities of the Group in order to gain more critical mass,

enhance its independence and increase its footprint and representation into new markets.

CORPORATE ACTIVITY

In addition to the Geros transaction announced 15 December 2006, the Group concluded, or is in the process of concluding the following corporate transactions:

Homestyle Group plc

Shareholders are advised that the scheme of arrangement (the scheme) implemented in the United Kingdom concerning the acquisition by Steinhoff Europe AG of all the remaining shares in Homestyle not already owned by it, had become effective on Monday, 19 February 2007.

The scheme provided for a cash alternative of GBP 1 per Homestyle share or an election to receive instead, 74,9 new Steinhoff shares for every 100 Homestyle share held (the share alternative). Of the 101 409 623 Homestyle shares subject to the scheme, holders of 98 408 684 Homestyle shares (ie 97,04%) elected the share alternative. Steinhoff accordingly issued 73 707 918 new Steinhoff shares (at 2 250 cents per share) which were granted a listing on the JSE Limited.

Prior to the implementation of the scheme, Homestyle was a public company, listed on the London Stock Exchange. The remaining 39% shareholding was acquired from the general public as investors in a publicly quoted company. Steinhoff gained control of Homestyle in June 2005 following a refinancing that was undertaken under circumstances of severe financial difficulties experienced by Homestyle. Subsequently, continuous remedial actions were taken to ensure Homestyle`s longer-term sustainable recovery. Notwithstanding persistent challenging trading conditions in the UK retail market, substantial benefits are being derived from intra-group trading opportunities with the balance of the Steinhoff group. The directors of Steinhoff considered it to be in the best interests of the Group, to constitute Homestyle as a wholly-owned subsidiary in order to optimally utilise all opportunities and benefits that Homestyle presents to Steinhoff`s manufacturing and sourcing interests globally.

AMALGAMATED APPLIANCE HOLDINGS LIMITED

It was announced on 5 March 2007 (the Amap announcement) that agreement had been reached in terms of which Steinhoff Africa`s furniture interests would be sold to Amap. This transaction will, when implemented, result in Steinhoff holding a 29% minority interest and a consortium comprising BEE and management holding a collective interest of approximately 21% in the enlarged Amap. The purchase consideration will, effctively, be payable in a combination of cash and new Amap shares, from which shares the BEE and management participation will be procured. The Amap announcement may be viewed/obtained from www.amapholdings.co.za.

UNITRANS LIMITED

It was announced on 21 February 2007 (the Unitrans announcement) that an offer was submitted to, and accepted for recommendation to Unitrans shareholders by, the directors of Unitrans, which, if implemented, will result in Unitrans` entire business operations becoming wholly-owned by Steinhoff. The purchase consideration in respect of the minority interests in Unitrans amounts to a share exchange of two new Steinhoff shares for each Unitrans share held. This acquisition is subject to, inter alia, Unitrans minority shareholders` approval at a general meeting to be held on or about 12 April 2007 (or such later date as shareholders of Unitrans may be advised) and the approval of the Listings Division of the JSE Limited and the Securities Regulation Panel on Take-overs and Mergers. A circular to Unitrans shareholders in regard to this transaction is expected to be issued on or about 21 March 2007. The Unitrans announcement may be viewed/obtained from www.unitrans.co.za.

OUTLOOK

The Group`s integration strategy remains effective. A number of exciting

opportunities are being investigated to further expand the Group`s footprint and independence in the European Union and Southern Africa.
The renewed consumer confidence and buoyant retail market in Continental Europe augurs well for the future. These factors, accompanied by consolidation trends prevalent in the German region, secure the Group`s position as the leading supplier to major retailers and buying groups. Price increases as a result of raw materials, logistics and other input costs rising, are becoming the norm, without sacrificing orders, thereby protecting the Group`s margins.
The strength of the Polish zloty, accompanied by the adverse impact on labour costs arising from the migration of Polish workers to other European Union countries, continues to affect the competitiveness of the Polish factories. The Group therefore remains committed to alternative employment strategies in Poland, coupled with expanding its operations in the Ukraine and outsourcing labour intensive processes (eg cutting and sewing) to countries like India.
The Eastern European and Mass Discount division continues to grow market share with Mail Order and Mass Discount players. Arrangements whereby raw material price increases can be passed on to Mail Order and Discount customers, will protect margins, whilst maintaining and growing volumes.
The process of integrating Homestyle`s retail activities with the Group`s manufacturing and logistics operations in the United Kingdom continues. Substantial savings and synergies are anticipated now that Homestyle is wholly-owned and delisted. Harveys` repositioning and the likely addition of more stores to the Beds division represent exciting prospects for the operations in the United Kingdom.
The rebranding iniatives undertaken in the Pacific Rim region are showing promising results. The rollout of new stores under the redesigned Freedom concept, BayLeatherRepublic, Freedom Cuisine and Snooze is continuing. Steinhoff International Sourcing is expected to grow into an even more substantive part of the worldwide operations` sourcing base.
In Africa, the raw material division is continuing to benefit from its restructure last year, and its expansion as a result of new acquisitions. The market for PG Bison`s products remains strong and demand still outstrips supply of the major product categories. PG Bison is continuously investigating opportunities for securing its long-term raw material supply. The North Eastern Cape Forest project is progressing well and the anticipated commissioning date remains early 2008. Once this expansion is running at full capacity (anticipated in June 2008) it is expected that the current capacity constraints will be resolved.
The Group anticipates good prospects from its associated company investments, Kap International Holdings Limited and AMAP, particularly the enlarged AMAP once the implementation of the acquisition of Steinhoff Africa`s furniture interests is complete. Management expects to achieve growth in headline earnings from continuing operations for the remainder of the current financial year.
DIRECTORATE
The company wishes to notify shareholders of the resignation of Norbert Walter Steinhoff, a
non-executive director who resigned at date hereof. The board wishes to thank Norbert for his contribution, initially as an executive director, assisting with the merger and listing of the Group, and later on as a non-executive director.
Ms Angela Krueger-Steinhoff has been appointed as an alternate to Mr Bruno Steinhoff.
Shareholders are advised that the composition of the board will be reviewed after the implementaton of the corporate activities that the Group is currently involved with. The nomminations committee will make recommendations in this regard to the board in due course.
Further announcements in this regard will follow in due course.

Distribution to ordinary shareholders
It is the Group`s policy to only declare a cash distributions once a year after the announcement of its annual results.
On behalf of the board of directors

BE Steinhoff	MJ Jooste
Executive chairman	Chief executive officer

7 March 2007
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1954/001893/06)
(JSE code: SHFF)
(ISIN: ZAE000068367)
(Steinhoff Investments)
Preference shareholders are referred to the above results of Steinhoff for a full appreciation of the relevant consolidated results and financial position of Steinhoff Investments.
Declaration of dividend number 3 to preference shareholders
The board of Steinhoff Investments has resolved to declare a dividend of 441,98 cents per preference share in respect of the period from 1 July 2006 up to and including 31 December 2006 (the dividend period), payable on Monday, 24 April 2007, to those preference shareholders recorded in the books of the company at the close of business on Friday, 21 April 2007. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of ABSA Bank Limited prevailing over the dividend period, applied to the nominal value plus premium (of R100,00 per preference share, in the aggregate).
The dividend is payable in the currency of South Africa.

Last date to trade cum dividend	Friday, 13 April 2007
Shares trade ex dividend	Monday, 16 April 2007
Record date	Friday, 20 April 2007
Payment date	Monday, 23 April 2007

No dematerialisation or rematerialisation of preference shares may take place between Monday, 16 April 2007 and Friday, 20 April 2007, both dates inclusive.
On Monday, 23 April 2007, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. In all other instances of certificated holders, if any, cheques dated 23 April 2007 will be posted on or about that date. Preference shareholders who have dematerialised their shares will have their accounts credited on Monday, 23 April 2007.
PROPOSED TAXATION AMENDMENTS
In the budget speech delivered by the Honourable Minister of Finance (Minister) on 21 February 2007 read with a press statement issued by the office of the Commissioner of the South African Revenue Service it was announced that STC will in future be replaced by a dividend tax. The reforms are to take effect in two main phases. These statements indicated that the first phase takes effect from 1 October 2007 in terms of which STC will be renamed as a dividend tax, the tax base will be broadened to cover all distributions by companies and not just those from profits, since the determination of what constitutes profits available for distribution can be a complex and uncertain area of South African law. According to the press statement provision will be made for the tax free return of capital but any avoidance provisions will have to address inflated or transitory capital contributions; the tax rate will be reduced to 10% and a more targeted exemption for amalgamation transactions will be introduced, depending on analysis of the transactions concerned. The second phase will be implemented from 2008, depending on the renegotiation of certain double tax treaties, and entails the conversion from a company tax to a shareholders` tax. This conversion is dependent on the renegotiation of several double tax treaties

and the exact legal position remains unclear. During phase 1 as per the Minister`s speech there will be no additional taxation in the hands of the preference shareholders but during phase 2 it may result in an additional cost for the preference shareholders and an equivalent benefit for Steinhoff Investments.

The preference shareholders are accordingly advised that until such time as the legislation is promulgated, legal opinion obtained as well as shareholder approval procured it is not possible to determine exactly what the impact will be on the cumulative non-redeemable non-participating preference shares issued by Steinhoff Investments.

A further announcement in this regard will be made once the detailed legislation is published and has been duly considered.

On behalf of the board of directors

D Konar   JHN van der Merwe
Non-executive director   Executive director

7 March 2007

OTHER NOTES

1. Corporate governance

Steinhoff has embraced the recommendations of King II on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.

2. Social responsibility

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious of the needs in this regard. A number of social responsibility projects are continuing. A good working relationship is maintained with the relevant unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.

Plans continue with initiatives that contribute to broader skills development and selecting appropriately qualified staff on an ongoing basis.

3. Related party transactions

The company entered into various related party transactions. These transactions are no less favourable than those arranged with third parties.

4. Additional information

For more detail on the Group`s listed investments, shareholders are referred to the results and/or corporate announcements and financial information of:

Unitrans Limited - 21 February 2007   www.unitrans.co.za
Amalgamated Appliance Holdings Limited -
5 March 2007   www.amapholdings.co.za
KAP International Holdings Limited -
6 March 2007   www.kapinternational.com

ADMINISTRATION

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the group")

Registered office
28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel +27 (11) 445 3000 Fax +27 (11) 445 3099

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001

Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital Limited

Directors: BE Steinhoff* (chairman), MJ Jooste (chief executive officer), DE Ackerman^, CE Daun^*, KJ Grove, D Konar^, JF Mouton^, FJ Nel, FA Sonn^, NW Steinhoff^*, IM Topping#, DM van der Merwe, JHN van der Merwe.

Alternate directors: JNS du Plessis, HJK Ferreira, JG Grobler
#British *German ^Non-executive
www.steinhoffinternational.com
To view results on mobile www.steinhoff.mobi
Date: 07/03/2007 16:11:04 Produced by the JSE SENS Department.

JDG / SHF - Steinhoff / - JD Group - Joint Caution **8 Mar 2007**

JDG SHF SHFF
JDG SHF
JDG / SHF - Steinhoff / - JD Group - Joint Cautionary Announcement

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
(Share Code: SHF ISIN:ZAE000068367)
("Steinhoff")

JD Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
(Share Code: JDG ISIN:ZAE000030771)
("JDG")
JOINT CAUTIONARY ANNOUCEMENT
The shareholders of Steinhoff and JDG are advised that the management of the companies are in discussions to consider a merger of the two groups and subsequently to undertake a significant Black Economic Empowerment transaction ("the proposed merger"). If the proposed merger is successfully concluded it may have an effect on the market price at which the Steinhoff and JDG shares trade. Accordingly, Steinhoff and JDG shareholders are advised to exercise caution when dealing in their Steinhoff and JDG shares until a further announcement is made.
Johannesburg
8 March 2007
Investment bank and
transaction sponsor to
Steinhoff
Investec Bank Logo

Investment advisor and
transaction sponsor to JDG
ABSA Capital Logo

Sponsor to Steinhoff & JDG
PSG logo
Date: 08/03/2007 10:16:05 Produced by the JSE SENS Department.

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